UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): February 9, 2015

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction **of Incorporation)**	**(Commission** **File Number)**	**(IRS Employer** **Identification No.)**

One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

---

(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On February 9, 2015, McDonald's Corporation (the "Company") issued an Investor Release reporting the Company's January 2015 sales. The Investor Release is furnished as Exhibit 99 and is attached hereto.

Item 9.01. Financial Statements and Exhibits.

(d)   *Exhibits.*
99   Investor Release of McDonald's Corporation issued February 9, 2015:
          McDonald's Reports Global Comparable Sales For January

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: February 9, 2015   By: /s/ Kathy Martin

Kathy Martin
Corporate Vice President—Assistant Controller

Exhibit Index

Exhibit No. 99   Investor Release of McDonald's Corporation issued February 9, 2015:
McDonald's Reports Global Comparable Sales For January

Exhibit 99



Investor Release

<u>**FOR IMMEDIATE RELEASE**</u>   <u>**FOR MORE INFORMATION CONTACT:**</u>

02/09/15   Investors: Chris Stent, 630-623-3801
                                                                         Media: Heidi Barker, 630-623-3791

McDONALD'S REPORTS GLOBAL COMPARABLE SALES FOR JANUARY

OAK BROOK, IL - McDonald's Corporation today announced that global comparable sales decreased 1.8% in January. Performance by segment was as follows:

- **U.S. up 0.4%**
- **Europe up 0.5%**
- **Asia/Pacific, Middle East and Africa (APMEA) down 12.6%**

McDonald's begins 2015 on a path to regain business momentum globally. The Company's charge over the coming year is to accelerate the pace of change and elevate the overall McDonald's experience in the eyes of its customers. While the Company's January performance reflects current business challenges, McDonald's structure and competitive strengths will provide the capability to change the trajectory of the business over the long term.

In January, U.S. comparable sales increased 0.4% as positive breakfast daypart performance was largely offset by the impact of aggressive competitive activity. McDonald's U.S. is focused on delivering a simplified national menu alongside greater choice tailored to local consumer preferences - enabled by the segment's transition to a new organizational structure.

Europe's comparable sales increased 0.5% in January as positive performance in the U.K. and Germany was largely offset by negative results in France and Russia. While market dynamics remain challenging in the near term, McDonald's Europe is focused on driving sales and guest traffic by strengthening local value platforms, highlighting the quality of core and premium products and aggressively pursuing growth opportunities, particularly at breakfast.

In January, APMEA's comparable sales decreased 12.6% reflecting broad-based consumer perception issues in Japan, along with the lingering impact of the supplier issue and a shift in timing of Chinese New Year in China and other markets. Brand recovery continues to be a top priority throughout the segment, with emphasis on rebuilding customer trust by strengthening quality and affordability perceptions.

Strong comparable sales in McDonald's Other Countries & Corporate segment, which includes Latin America and Canada, contributed positively to the Company's global comparable sales performance for the month.

Systemwide sales for the month decreased 7.9%, or were relatively flat in constant currencies.

| Percent Increase/(Decrease) | Comparable Sales | | Systemwide Sales | |
| | | | As | Constant |
Month ended January 31,	2015	2014	Reported	Currency
McDonald's Corporation	(1.8)	1.2	(7.9)	0.3
Major Segments:				
U.S.	0.4	(3.3)	1.3	1.3
Europe	0.5	2.0	(13.5)	3.2
APMEA	(12.6)	5.4	(14.5)	(9.0)

Definitions

- Comparable sales represent sales at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters. Comparable sales exclude the impact of currency translation. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. Typically, pricing has a greater impact on average check than product mix. Management reviews the increase or decrease in comparable sales compared with the same period in the prior year to assess business trends.

- The number of weekdays and weekend days can impact our reported comparable sales. In January 2015, this calendar shift/trading day adjustment consisted of one less Wednesday and one more Saturday compared with January 2014. The resulting adjustment varied by area of the world, ranging from approximately 0.6% to 1.3%. In addition, the timing of holidays can impact comparable sales.

- Information in constant currency is calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases incentive compensation plans on these results because they believe this better represents the Company's underlying business trends.

- Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

Upcoming Communications

Pete Bensen, Chief Administrative Officer-elect, and Kevin Ozan, Chief Financial Officer-elect, will participate in the UBS Global Consumer Conference at 8:00 a.m. (Eastern Time) on March 5, 2015. This presentation will be webcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

The Company plans to release February 2015 sales on March 9, 2015.

About McDonald's

McDonald's is the world's leading global foodservice retailer with over 36,000 locations serving approximately 69 million customers in over 100 countries each day. More than 80% of McDonald's restaurants worldwide are owned and operated by independent local business men and women.

Forward-Looking Statements

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

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